Hong Kong Winalite Group, Inc.
606, 6/F Ginza Plaza
2A Sai Yeung Choi Street South
Mongkok, Kowtoo, Hong Kong

January 11, 2008

By EDGAR Transmission

Mr. Dave Walz
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Gourmet Herb Growers, Inc.
Item 4.01 Form 8-K
Filed January 4, 2008
File No. 333-83375

We hereby submit the responses of Hong Kong Winalite Group, Inc., formerly Gourmet Herb Growers, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission set forth in the Staff's letter, dated January 8, 2008, providing the Staff's comments with respect to the above referenced current report on Form 8-K.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Item 4.01 Form 8-K

1.

We note your disclosures indicating that Pritchett, Siler & Hardy, P.C.'s ("Pritchett") report on your financial statements for the fiscal year ended December 31, 2006 contained a going concern qualification. Please revise your disclosures to indicate that Pritchett's report on your financial statements for the fiscal year ended December 31, 2005, dated March 30, 2006, also contained a going concern qualification. Item 304(a)(1)(ii) of Regulation S-B requires you to disclosure whether Pritchett's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes disclosure of uncertainty regarding the ability to continue as a going concerning in the accountant's report.

Company Response: We have revised the disclosures to indicate that Pritchett's report on our financial statements for the fiscal year ended December 31, 2005 also contained a going concern qualification.

2.

State whether, during your two most recent fiscal years and any subsequent interim period through the date of your dismissal of Pritchett, Siler & Hardy, P.C., 1) you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure and 2) you had any events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(iv) of Regulation S-B. Currently, your disclosures indicate no such disagreements or reportable events occurred during the subsequent interim period through September 30, 2007.

Company Response: We have revised the disclosures to state that, during our two most recent fiscal years and the subsequent interim period through the date of our dismissal of Pritchett, Siler & Hardy, P.C on December 28, 2007, 1) we did not have any disagreements with our former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure and 2) we did not have any events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(iv) of Regulation S-B .

3.

Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

Company Response: We have included an updated letter from our former auditor addressing our revised disclosures as an exhibit to our Form 8-K/A.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (852) 2388-6388 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Hong Kong Winalite Group, Inc.

By:/s/	Percy K. Chin
Percy K. Chin
Chief Executive Officer